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                              December 14, 2021

       Barry Sytner
       Chief Executive Officer
       Yijia Group Corp.
       30 N Gould St., Suite 22545
       Sheridan, WY 82801

                                                        Re: Yijia Group Corp.
                                                            Post-Effective
Amendment No. 2 to Registration Statement on Form S-1
                                                            Filed December 8,
2021
                                                            File No. 333-259600

       Dear Mr. Sytner:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note your response to comment 2, and we reissue the comment. Given that this prospectus relates to
the inclusion of financial statements as of April 30, 2021 and 2020, please clarify the
PCAOB status of your auditor at the time the audit report included in your registration
statement was issued to you. Additionally, please describe what transpired between
PCAOB and Exelient PAC, including whether Exelient voluntarily withdrew its
registration and the date of such withdrawal request, if applicable, and how you believe the
referenced financial statements in your registration statement are in compliance with the
applicable rules.
 Barry Sytner
FirstName
Yijia GroupLastNameBarry  Sytner
            Corp.
Comapany14,
December   NameYijia
              2021 Group Corp.
December
Page  2   14, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennie Beysolow at 202-551-8108 or Katherine Bagley at 202-551-2545
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Jody Walker